VIA EDGAR AND FEDERAL EXPRESS	August 15, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: H. Roger Schwall

Dear Mr. Schwall:

Re:	PolyMet Mining Corp. Form 20-F for the year ended January 31, 2008
Filed on April 30, 2008, File No. 0-18701, Supplemental response filed 6/17/08

Set forth herein are PolyMet Mining Corp.’s (the “Company,” “we” “our” or “PolyMet”) responses to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 14, 2008, with respect to the Company’s Annual Report on Form 20-F for the year ended January 31, 2008 (the “Form 20-F”), filed with the Commission on April 30, 2008. As discussed with the Staff, the Company will file an Amendment No. 2 to the Form 20-F (the “Form 20-F/A”) once we are informed that your comments have been satisfactorily addressed.

Courtesy copies of this letter have been sent to the Commission’s examiners via courier. For your convenience, we have reprinted the Commission’s written comments below prior to the Company’s responses.

1

We note your disclosure that you will amend the Form 20-F for the fiscal year ended January 31, 2007 once you have addressed our comments. Please note that as our comments relate to your Form 20-F filed for fiscal year January 31, 2008, you should amend that filing in response to our comments.

RESPONSE: The Company will file an Amendment No. 2 to the Form 20-F for the fiscal year January 31, 2008 once we are informed that your comments have been satisfactorily addressed.

2

We reiterate our prior comment 2 that you file the agreements with Messrs. Murray, Newby, Scipioni and Moore. We may have further comments upon review of those exhibits. In that regard, those do not represent revised disclosures but should have been filed at the time of filing the Form 20-F. It is not appropriate to delay filing exhibits pending resolution of textual disclosure.

RESPONSE: We will file an Amendment No. 1 to the Form 20-F’s for the years ended January 31, 2008 and 2007 including each of Messrs. Murray’s, Newby’s, Scipioni’s and Moore’s employment agreements by August 20, 2008.

Related Party Transactions, Page 45

3	We note your response to our prior comment 3. Please confirm that you will provide your full response to that comment in the amended Form 20-F.

RESPONSE: Attached hereto as Appendices A and B are our proposed disclosures to our Form 20-F’s for the years ended January 31, 2008 and 2007, respectively. The same proposed disclosure would be included in the Related Party Transaction section of the Management Discussion and Analysis in the amended Form 20-F’s. The Company will file an Amendment No. 2 to the Form 20-F for the fiscal years January 31, 2008 and 2007 once we are informed that your comments have been satisfactorily addressed.

Signatures .

4	Please provide the required signatures to the Form 20-F in your next amendment.

RESPONSE: The Company will file the required signatures with Amendment No. 2 to the Form 20-F for the fiscal years January 31, 2008 and 2007 once we are informed that your comments have been satisfactorily addressed.

Please do not hesitate to contact the undersigned at (646) 879-5970 or Niall Moore at (604) 669-4701 if you have any questions or comments regarding the foregoing responses.

Yours truly,

POLYMET MINING CORP.

/s/ Douglas Newby
Douglas Newby
Chief Financial Officer

Appendix A
Revised Related Party Disclosure for Amendment No. 2 to the Company’s
Form 20-F for the year ended January 31, 2008

9. Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2008	2007	2006

Consulting fees paid to David Dreisinger, a Director of the Company	$63	$62	$37
Consulting fees paid to James Swearingen, a Director of the Company	55	60	41
Rent and office charges paid to a company of which the Executive Chairman is a director	25	62	25
	$143	$184	$103

The amounts charged to the Company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

During the year ended 31 January 2008, the Company paid $63,000 (2007 - $62,000 and 2006 - $37,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax.

During the year ended 31 January 2008, the Company paid $55,000 (2007 - $59,600 and 2006 - $41,000) to Mr. Swearingen for consulting fees primarily in connection with activities related to our agreements with Cliffs Erie L.L.C. and land tenure and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of $5,000.

The agreements with Dr. Dreisinger and Mr. Swearingen were month to month and oral in nature. The agreement with Mr. Swearingen was terminated effective January 1, 2008.

Appendix B
Revised Related Party Disclosure for Amendment No. 2 to the Company’s
Form 20-F for the year ended January 31, 2007

10. Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2007	2006	2005

Consulting fees paid to David Dreisinger, a Director of the Company	$62	$37	$28
Consulting fees paid to James Swearingen, a Director of the Company	60	41	-
Rent and office charges paid to a company of which the Executive Chairman is a director	62	25	20
	$143	$184	$48

The amounts charged to the Company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

During the year ended 31 January 2007, the Company paid $62,000 (2006 - $37,000 and 2005 - $28,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax.

During the year ended 31 January 2007, the Company paid $59,600 (2006 - $41,000 and 2006 - $nil) to Mr. Swearingen for consulting fees primarily in connection with activities related to our agreements with Cliffs Erie L.L.C. and land tenure and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of $5,000.

The agreements with Dr. Dreisinger and Mr. Swearingen were month to month and oral in nature. The agreement with Mr. Swearingen was terminated effective January 1, 2008.